EXHIBIT 16

                            Form of Letterhead of

                         A. M. PEISCH & COMPANY, LLP


February 26, 2001


Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously the principal accountants for Union Bankshares, Inc. and Subsidiaries, and on January 12, 2001, we reported on the consolidated financial statements of Union Bankshares, Inc. and Subsidiaries as of and for the two years ended December 31, 2000 and 1999. On February 21, 2000, we were dismissed as principal accountants of Union Bankshares, Inc. and Subsidiaries. We have read Union Bankshares, Inc. and Subsidiaries' statements included under Item 4 of its Form 8-K for February 21, 2001, and we agree with such statements.

Very truly yours,

/s/  A. M. Peisch and Company, LLP

A. M. Peisch and Company, LLP
Certified Public Accountants
White River Junction, VT
VT Reg. No. 92-0000102